Securities and Exchange Commission Washington, D.C. 20549

                                 Schedule 13G/A
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                   (Under the Securities Exchange Act of 1934)

                          Plymouth Rubber Company, Inc.
                          -----------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $1.00
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                         (Title of Class of Securities)

                   730026101 CUSIP : Commission Number 1-5197
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                                 (CUSIP Number)

              Carl J. Veltmann & Carroll 30 Beards Creek, Chapin,
                          South Carolina (803) 407-7648

            (Name, Address, Telephone Number of Person Authorized to
                      Receive Notices and Communications)

3/13/01
(Date of Event which Requires Filing of this Statement)

CUSIP Number 730026101

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(Names of Reporting Persons and IRS Numbers)

1)   North LLP. Attention Carl Veltmann and/or Carroll Veltmann  35-4026996,  30
     Beards  Creek,   Chapin  South  Carolina  29036.  All  self  employed.   No
     convictions. All United States Citizens

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(Check the Appropriate Row if a Member of a Group)

2)   2(a)

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(SEC Use Only)
3)

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(Source of Funds)

4) WC (Working Capital) $987,000.00 and $370,500 in borrowings, open market purchase of stock for short and long term investments.

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(Check if Disclosure of Legal  Proceedings is Required Pursuant of Item 2 (b) of
2(e)

5)   None

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(Citizenship of Place of Organization)

6)   United States Citizens.

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(Sole Voting Power)

7)   181,000 shares of the "A" common.

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(Shared Voting Power)

8)   Same as number 7

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(Sole Dispositive Power)

9)   181,000 shares of the "A" common.

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(Shared Dispositive Power)

10)  Same as number 9

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(Aggregate Amount Beneficially Owned by Each Reporting Person)

11) 181,000 shares of the A common. Shares were purchased from May 13th 1999 until present, by North LLP and C. Veltmann Shares represent about .223% of the Class A common. Additional shares are anticipated to be purchased. Stock purchased in the open market are for short term and long term investment purposes.

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(Check if the Aggregate Amount in Row 11 Excludes Certain Shares)

12) 181,000 shares of the A common. Shares were purchased from May 13th 1999 until present, by North LLP and C. Veltmann Shares represent about .223% of the Class A common. Stock purchased in the open market are for short term and long term investment purposes.

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(Percent of Class Represented by Amount in Row (11)

13) 181,000 shares of the A common. Shares were purchased from May 13th 1999 until present, by North LLP and C. Veltmann Shares represent about .223% of the Class A common. Stock purchased in the open market are for short term and long term investment purposes.

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(Type of Reporting Person)

14)  Individual and PN (Partnership).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/01/01

SS   C. P. Veltmann
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C. P. Veltmann, North LLP